VITRO continues positive EBITDA trend in 4Q03

San Pedro Garza García, Nuevo León, Mexico – February 17, 2004 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 4Q03 and 2003 year end un-audited results. For the quarter, Vitro posted a 57.0 percent and a 24.1 percent YoY increase in consolidated EBIT and EBITDA respectively. EBIT increased by US$14 million and EBITDA by US$19 million during the period. Flat Glass was the major contributor to the improvement, with YoY increases of 166.5 percent in EBIT and 42.5 percent in EBITDA. Consolidated EBITDA margins improved YoY by 382 basis points, with all three business units contributing to the increase. Annualized EBITDA improved from US$345 million as of September 30, 2003 to US$364 million for fiscal year 2003, reflecting the improving trend.

Commenting on the results, Alvaro Rodriguez, Chief Financial Officer, said: “2003 was a challenging year for glass companies worldwide, and Vitro wasn't an exception. The improvement in EBITDA reflects our commitment to cost control and improved efficiencies, as seen by the decrease in cost of sales and SG&A on a year over year basis.”

Mr. Rodriguez added: “We are aware that the market is expecting sustained improvement in our results. We are committed to produce a consistent recovery in sales and earnings. We are optimistic about the long term future of Vitro since we have one of the finest glass operations in the world. Our portfolio of assets puts us on very solid ground, with the Glass Containers business as a downside protection operation and the Flat Glass business providing us great potential upside.”

Mr. Rodriguez continued: “As one of the world’s leading glass producers, Vitro will continue to build on its strengths, focusing on value added and niche markets, increasing its domestic market share participation, maintaining a well diversified and strong customer base, leveraging its position in international markets through joint ventures, and balancing domestic revenues with exports and international sales.”

“We will also continue to strengthen our financial position, and improve our debt profile. For instance, despite being a modest year in terms of cash flow generation, gross debt declined YoY by US$46 million, the average life of debt increased from 3 years to 4 years and short-term debt was reduced to only 28 percent of total debt, from 32 percent at the beginning of the year. With the issuance of the 2013 Notes on October of 2003, average life of debt at the Holding company level increased to 6 years, with no major market maturities until the end of 2006”

“We have continued with our commitment to focus on glass with the recent announcement of the divestiture of our fiber glass operations whose proceeds will be used to reduce net debt in 2004.” Mr. Rodriguez concluded.

FINANCIAL HIGHLIGHTS*
	4Q'03	4Q'02	% Change
Consolidated Net Sales	556	574	-3.2%
* Flat Glass	267	265	0.9%
* Glass Containers	224	241	-7.1%
* Glassware	58	65	-10.7%
Cost of Sales	401	424	-5.6%
Gross Income	155	150	3.6%
Gross Margins	27.9%	26.1%	+185 bps
SG&A	115	124	-7.3%
SG&A % of sales	20.7%	21.6%	-90 bps
EBIT	40	26	57.0%
EBIT Margins	7.3%	4.5%	+278 bps
EBITDA	97	78	24.1%
* Flat Glass	37	26	42.5%
* Glass Containers	44	46	-4.2%
* Glassware	13	12	6.3%
EBITDA Margins	17.4%	13.5%	+382 bps
NET INCOME	(12)	(6)	-87.0%
Net Income Margins	-2.2%	-1.1%	-105 bps

Total Financial Debt	1,409	1,455	-3.1%
* Short Term Debt	400	458	-12.5%
* Long Term Debt	1,009	997	1.2%
Average life of debt	4.1	3.1	32.3%
* Millions of Nominal US$

The consolidated financial results, income statement, and cash flows for the twelve-month period ended December 31, 2002, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of October 31, 2003 was 11.0525, as of November 30, 2003 was 11.3985 and as of December 31 2003 was 11.2372 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit the Company’s website at: http://www.vitro.com

Fourth Quarter 2003 results
Conference Call and Web cast
Wednesday February 18, 2004
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on March 31, 2004. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

Consolidated Results

4Q03 Highlights

Sales	EBITDA	Total Debt
US$ 556 MM	US$ 97 MM	US$ 1,409 MM

10%
41%
49%
14%
47%
39%
33%
6%
33%
28%
Sales
EBITDA
Debt
Flat Glass
Containers
Glassware
Holding Co

Sales

Consolidated sales decreased YoY by 3.2 percent to US$556 million for the quarter and by 4.5 percent to US$2,238 million for the year. The decline for the fourth quarter was mainly driven by a 7.1 percent decrease in Glass Containers’ sales. Glassware sales declined by 10.7 percent half of which is explained by the unfavorable YoY comparisons due to the divestiture of Envases Cuautitlán (ECSA), in 3Q03. In contrast, Flat Glass’ sales increased YoY by 0.9 percent.

For the full year, consolidated net sales dropped by 4.5 percent, of which; 0.8 percent, 8.7 percent and 8.0 percent were at Flat Glass, Glass Containers and Glassware, respectively.

Table 1
Sales
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Total Consolidated Sales	6,263	6,320	(0.9)	24,954	25,426	(1.9)

Flat Glass	3,012	2,940	2.5	12,169	12,048	1.0
Glass Containers	2,522	2,638	(4.4)	9,928	10,536	(5.8)
Glassware	657	706	(7.0)	2,612	2,719	(3.9)
			--			--
Domestic Sales	2,970	3,070	(3.2)	11,282	11,807	(4.4)
Export Sales	1,544	1,461	5.7	6,470	6,379	1.4
Foreign Subsidiaries	1,744	1,789	(2.5)	7,197	7,240	(0.6)

Nominal Dollars
Total Consolidated Sales	556	574	(3.2)	2,238	2,343	(4.5)

Flat Glass	267	265	0.9	1,089	1,098	(0.8)
Glass Containers	224	241	(7.1)	891	977	(8.7)
Glassware	58	65	(10.7)	236	256	(8.0)
			--			--
Domestic Sales	263	285	(7.7)	1,020	1,129	(9.7)
Export Sales	137	133	3.2	580	586	(1.0)
Foreign Subsidiaries	155	156	(0.7)	638	628	1.6

% Foreign Currency Sales* / Total Sales	52.6%	50.3%	2.3 pp	54.0%	51.8%	2.2 pp
% Export Sales / Total Sales	24.6%	23.1%	1.5 pp	25.9%	25.0%	0.9 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter improved 57.0 percent YoY to US$40 million, while EBITDA rose YoY by 24.1 percent to US$97 million. These increases consider an extraordinary charge of US$9 million that took effect during 4Q02 related to the write-off of obsolete inventories at Flat Glass, as well as ECSA’s divestiture during 3Q03. Excluding these effects, EBIT & EBITDA during the period would have increased YoY by 18.0 percent and 11.8 percent, respectively. Despite improvements posted during the last two consecutive quarters, for the year consolidated EBIT declined by 14.9 percent to US$165 million, and consolidated EBITDA was down by 9.7 percent to US$364 million.

Flat Glass was the largest contributor to the YoY improvement in EBIT for the fourth quarter increasing from US$8 million to US$21 million or 166.5 percent, while Glass Containers declined by 43.6 percent or US$10 million and Glassware increased by 23.0 percent or US$1 million.

Consolidated EBITDA for the quarter reflects YoY improvements of 42.5 percent and 6.3 percent at Flat Glass and Glassware respectively and a decline of 4.2 percent at Glass Containers.

As a result of the overall cost and expense reduction program, SG&A expenses declined YoY by US$ 9 million during the quarter, and US$22 million on an accumulated basis. Overhead expenses were also reduced at the corporate level.

Approximately 70 percent of the Company’s natural gas requirements for 1Q04 and 50 percent of its requirements for the remainder of the year have been hedged. Natural gas costs represent approximately 4 percent of Vitro’s total costs and expenses as a percentage of sales. The Company is actively working towards the use of alternative sources of energy in its furnaces as a way to decrease costs. During 2003, the Company invested US$8.1 million in the start up of this project, and it expects to invest an additional US$16.1 million during 2004. The Company estimates that the conversion process will conclude at the end of 2005.

During 2004, the Company expects to continue working on reducing SG&A as a percentage of sales.

Table 2
EBIT and EBITDA
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Consolidated EBIT	453	290	56.5	1,847	2,117	(12.8)
Margin	7.2%	4.6%	2.6 pp	7.4%	8.3%	-0.9 pp

Flat Glass	231	91	153.2	1,020	911	12.1
Glass Containers	145	249	(42.0)	783	1,251	(37.5)
Glassware	78	62	25.9	187	275	(32.2)

Consolidated EBITDA	1,089	852	27.8	4,052	4,308	(5.9)
Margin	17.4%	13.5%	3.9 pp	16.2%	16.9%	-0.7 pp

Flat Glass	411	285	44.2	1,728	1,631	5.9
Glass Containers	492	494	(0.3)	1,840	2,261	(18.6)
Glassware	149	135	10.5	474	564	(16.0)

Nominal Dollars
Consolidated EBIT	40	26	57.0	165	194	(14.9)
Margin	7.3%	4.5%	2.8 pp	7.4%	8.3%	-0.9 pp

Flat Glass	21	8	166.5	91	82	11.2
Glass Containers	13	23	(43.6)	70	117	(40.1)
Glassware	7	6	23.0	17	26	(34.3)

Consolidated EBITDA	97	78	24.1	364	403	(9.7)
Margin	17.4%	13.5%	3.9 pp	16.3%	17.2%	-0.9 pp

Flat Glass	37	26	42.5	155	150	3.1
Glass Containers	44	46	(4.2)	166	214	(22.5)
Glassware	13	12	6.3	43	53	(19.8)

Financing Cost

Consolidated financing cost rose to US$45 million, from US$31 million in the fourth quarter of 2002, primarily due to a gain in monetary position of US$20 million compared with US$29 million during 4Q02. In addition, other net financial expenses rose to US$14 million, from US$4 million in 4Q02, due mainly to the interest collected associated with a tax refund in 4Q02 that was accounted for as other financial income at the time. Also, during 4Q03 there was a charge derived from the anticipated amortization of the deferred cost associated with the long-term debt that was repaid with the issue of the 2013 Senior Notes.

For the year, consolidated financing cost decreased to US$178 million from US$223 million in 2002, despite higher net interest expenses, mainly due to a lower exchange loss generated in 2003 by the 7.6 percent depreciation of the Mexican peso against the U.S. dollar during 2003. This compares with the foreign exchange loss generated in 2002 by the 13.8 percent depreciation of the Mexican peso against the U.S. dollar during the period.

The weighted average cost of debt (“WACD”) for the fourth quarter decreased to 8.5 percent from 8.8 percent in 4Q02. The resulting decrease is mainly due to lower interest rates both in Mexican pesos and in U.S. dollars. WACD considers actual interest paid to banks and to the market.

Table 3
Table 3
Total Financing Cost
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Interest Expense	421	410	2.7	1,564	1,354	15.5
Interest Income	(51)	(23)	126.4	(154)	(61)	149.9
Foreign Exchange Loss (Gain)	198	214	(7.6)	781	1,605	(51.4)
Monetary Position (Gain)	(228)	(306)	(25.4)	(570)	(809)	(29.6)
Other Financial Expenses (Net)*	162	41	297.5	375	264	42.0
Total Financing Cost (Gain)	501	336	49.2	1,996	2,353	(15.2)

Nominal Dollars
Interest Expense	37	38	(2.2)	141	129	9.3
Interest Income	(5)	(2)	124.0	(14)	(6)	148.0
Foreign Exchange Loss (Gain)	18	20	(10.6)	67	152	(55.5)
Monetary Position (Gain)	(20)	(29)	(29.7)	(51)	(78)	(34.1)
Other Financial Expenses (Net)*	14	4	274.6	34	25	33.4
Total Financing Cost (Gain)	45	31	43.7	178	223	(20.3)
* Net of non related interest products.

Taxes

The YoY decrease in accrued tax, both for the quarter and the year was due primarily to the reduction in taxable gains of some of our Mexican operations and foreign subsidiaries that do not consolidate for Mexican tax purposes.

As mentioned in previous quarters, on an accumulated basis, YoY deferred income tax comparisons reflect the initial recognition during 2002 of the gradual decrease in Income Tax rates from 35 percent in 2002 to 32 percent in 2005. Also, the effect of a higher devaluation of the Mexican peso during 2002 versus 2003 resulted in higher fiscal losses for Mexican subsidiaries.

Table 4
Taxes and Profit Sharing to Workers
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Accrued Income Tax	(116)	118	--	198	393	(49.7)
Deferred Income Tax	114	(78)	--	(150)	(878)	(82.9)
Total Income Tax	(2)	39	--	48	(485)	--
Profit Sharing to Workers	(22)	(29)	(24.6)	38	49	(23.1)
Total Taxes and PSW	(24)	11	--	85	(436)	--

Nominal Dollars
Accrued Income Tax	(10)	10	--	18	36	(50.3)
Deferred Income Tax	10	(7)	--	(13)	(85)	(85.2)
Total Income Tax	(0)	3	--	5	(49)	--
Profit Sharing to Workers	(2)	(3)	(33.7)	4	5	(25.5)
Total Taxes and PSW	(2)	1	--	9	(44)	--

Consolidated Net Loss

Even though operating income for the quarter was up 57.0 percent YoY, higher total financing costs YoY resulted in a consolidated Net Loss of US$12 million for the quarter. A US$10 million loss from the write-off of certain fixed assets and severance payments in connection with restructurings primarily implemented at Glass Containers and Flat Glass also contributed to the Net Loss.

Capital Expenditures

Capital expenditures (CAPEX) for the fourth quarter totaled US$44 million. Flat Glass accounted for 61 percent or US$27 million, mainly used for the completion of the joint venture facility at Mexicali, as well as for several automation projects in the floats and automotive production lines and the project to use alternative sources of energy. Another 32 percent, or US$14 million, was spent at Glass Containers, mainly for maintenance purposes and for the already mentioned project to use alternative sources of energy. Total capital expenditures for 2003 were slightly above original budget, at US$160 million, mainly because of the alternative sources of energy project, which was not considered in budget.

Consolidated Financial Position

Consolidated gross debt as of December 31, 2003 totaled US$1,409 million, a QoQ decrease of US$2 million. The 2.0 percent depreciation of the Mexican Peso against the U.S. dollar during the quarter also contributed to lower the peso denominated debt when measured in dollar terms. Net debt decreased QoQ by US$17 million to US$1,283 million. On a YoY comparison, gross debt decreased by US$46 million.

On October 15, 2003, the Company placed US$225 million 11.75% Senior Notes due November 1, 2013. Net proceeds from the offering were applied to retire a portion of the short-term and long-term debt of its holding company, Vitro, S.A. de C.V. As a result, average life of debt at the holding company level increased from 4.1 years to 5.7 years. In addition, at year-end, short term debt only represented 8 percent of total holding company debt.

During 2003, the Company was able to improve the average life of its debt from 3.1 years to 4.1 years as a result of various financing activities that included a 6 year peso-denominated note issued on the Mexican market for approximately US$250 million and a syndicated facility at the flat glass division for $201 million with an average life of debt of 3.0 years, as well as the above mentioned 10-year Senior Notes issued in the international markets.

As reported in 3Q03 results, foreseeing that the calculation of certain financial ratio covenants would be affected by the exchange rate as of the end of September and the last twelve month EBITDA trailing, the Company proactively amended the contracts to temporarily stretch such covenants. The Company is currently in compliance with all its financial obligations and expects to continue being in compliance as results are improving.

As of 4Q03, Vitro had cash and cash equivalents of US$126 million, of which approximately 34 percent were unrestricted.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	4Q'03	3Q'03	2Q'03	1Q'03	4Q'02

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.3	2.3	2.3	2.6	2.7

Leverage
(Total Debt / EBITDA) (Times) LTM	3.9	4.1	4.2	4.2	3.7

Total Debt	1,409	1,411	1,486	1,576	1,455
Short-Term Debt(1)	400	480	456	495	458
Long-Term Debt	1,009	932	1,030	1,080	997

Currency Mix (%) dlls / Pesos / UDI's	61/39/0	54/46/0	53/47/0	57/43/0	66/34/0
Weighted Average Cost of Debt (%)	8.5	8.0	8.8	9.2	8.8
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of December 31, 2003*

+ The Company’s average life of debt as of 4Q03 was 4.1 years, up 1 year from the 3Q03 debt profile.

+ At the Holding Company level, the average life of debt was 5.7 years, up from 4.1 years as of 3Q03.

+ Short term debt was reduced from 34 percent of total debt as of 3Q03 to 28 percent as of December 31, 2003, a US$80 million decline.

+ 46.5 percent of debt maturing during 2004, approximately US$ 186 million, is related to trade finance.

* Debt profile considers swaps and derivatives transactions when including rate and currency mix.

Rate
52%
39%
9%
Fixed Rate
Floating Rate + Fixedspread
Mkt Conditions
Rate
(with cap)
77%
14%
9%
Fixed Rate
Floating Rate + Fixedspread
Mkt Conditions
Currency
61%
39%
Dollars
Pesos
Maturity
28%
72%
Short Term
Long Term
Source
46%
54%
Banks
Market

+ Revolving short-term debt, including trade related, accounts for 43.5 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.

+ Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs as a way to maintain its presence in these markets.

+ Debt maturities during 2005 are all due at the operating subsidiary level and basically come from syndicated facilities.

+ For 2006, market maturities include medium-term notes denominated in UDI’s, swapped to pesos. Maturities for 2007 include the Senior Notes.

+ Market maturities from 2008, 2009 and thereafter, include the “Certificados Bursátiles”, a Private Placement, and the new Senior Notes due 2013, all at the Holding Co. level.

Cash Flow

Working capital needs for the quarter decreased mainly as a result of the effort to lower balances in accounts receivable, especially at Glass Containers, as well as better conditions negotiated with suppliers across the three business units. Cash taxes paid for the quarter compared unfavorable YoY due to an asset tax refund in 4Q02. Proceeds of cash flow from operations for the quarter were mainly used to cover deferred fees incurred during the period, and the payment of the funding of the Company’s pension plan and severance payments.
For the year, cash flow from operations was affected by a lower YoY EBITDA and higher than expected CAPEX. However, the steps taken to reduce inventories, especially at Glass Containers and Glassware, resulted in lower working capital needs compared to 2002. The Company also reduced dividend payments and cash taxes paid on a YoY basis.

Table 6
Cash Flow from Operations Analysis(1)
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
EBITDA	1,089	852	27.8	4,052	4,308	(5.9)
(-) Net Interest Expense(2)	547	558	(2.1)	1,716	1,586	8.1
(-) Capex	500	362	38.3	1,776	1,067	66.4
(+/-) Working Capital(3)	(384)	(193)	99.5	347	875	(60.4)
(-) Dividends	-	7	--	239	368	(35.0)
(-) Cash Taxes paid	100	(90)	--	106	213	(50.2)
Net Free Cash Flow	326	207	57.5	(130)	200	--

Nominal Dollars
EBITDA	97	78	24.1	364	403	(9.7)
(-) Net Interest Expense(2)	48	52	(7.6)	155	151	2.8
(-) Capex	44	34	32.4	160	101	59.4
(+/-) Working Capital(3)	(34)	(18)	92.0	29	85	(65.8)
(-) Dividends	-	1	--	22	35	(36.6)
(-) Cash Taxes paid	9	(8)	--	10	21	(53.4)
Net Free Cash Flow	29	17	67.7	(13)	10	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers and other current assets and liabilities

Key Developments

Debt Refinancing

On October 15, 2003, The Company announced that it completed the issuance and sale of US$225 million aggregate principal amount at the Holding Company level, Vitro, S.A. de C.V.'s 11.75% senior unsecured Notes due 2013.

The offering is consistent with Vitro’s strategy to strengthen its balance sheet and to enhance liquidity by increasing the average life of its debt.

Vitro applied the net proceeds from the offering to retire a portion of the short-term and long-term debt of its holding company, Vitro, S.A. de C.V. As of year-end, short term debt at the holding company level represented only 8 percent of its total debt. There are no material market maturities until late 2006.

Divestiture Plan

On January 26, 2004, the Company announced that it reached a preliminary agreement to sell its 60 percent interest in Vitro Fibras, S.A. to its joint venture partner Owens Corning for approximately US$71.5 million in cash. Vitro has also agreed to pay Vitro Fibras approximately US$22 million to pay down its bank debt at the close of negotiations, so net proceeds will be in the order of US$49.5 million. The transaction will be closed at an estimated EBITDA multiple of 5.5x, in line with other market transactions for similar companies.

Proceeds from the transaction are expected to be received during 2Q04 and will be used to reduce net debt.

The divestiture is consistent with Vitro’s strategy to focus on its glass-related core businesses.

Flat Glass
(49 percent of Consolidated Sales)

Sales

Flat Glass’ consolidated sales for the fourth quarter of 2003 increased by 0.9 percent to US$267 million YoY, and decreased 0.8 percent for the full year to US$1,089 million from US$1,098 million in 2002. For the quarter, the increase was mainly attributable to sales from the new Mexicali float, which started operations on November 2003, ahead of schedule and under budget.

Within the construction segment, during 2003, Flat Glass experienced stronger domestic sales due to the recovery of long-term contracts with some major distributors and the new float facility at Mexicali. Going forward, this market shows positive prospects, as the Mexican government is favoring housing construction at all levels. During 2003 Vitro Cristalglass, our Spanish subsidiary, increased its market penetration in Portugal, and showed a YoY growth in sales of over 40 percent, reaching US$117 million at year-end. Vitro Cristalglass was also awarded significant contracts, which provided access to new markets, such as the Euro one million contracts to supply architectonic glass to the Spanish retailer El Corte Ingles. In the case of Vitro America, sluggish demand in the US non-residential construction market was largely responsible for the decline in sales in the segment. Going forward, the Company plans to expand its exposure to the growing residential construction segment and increase synergies by raising the amount of glass sold to its US subsidiary.

Sales within the OEM auto industry were down YoY since this market continued to show weak demand in both the domestic and export segments. Going forward, the Company expects to increase its sales to OEMs as it has secured long-term contracts of new platforms being introduced in 2005. The YoY increase in sales to the export auto-replacement market partially compensated the decrease in OEMs, but strong competition in the US and the domestic market forced price adjustments that were necessary to maintain market share in such segment.

By geographic segment, overall domestic sales decreased by 4.2 percent YoY driven by lower sales in the OEM auto segment, while the 3.7 percent increase in export sales is mainly attributable to the auto-replacement market and new contracts within the fiber glass operations. Foreign subsidiaries increased sales by 2.8 percent, with Spanish sales leading the growth in sales while U.S. operations remained weak during 2003.

Table 7
Flat Glass
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Consolidated Net sales	3,012	2,940	2.5	12,169	12,048	1.0
Net Sales
Domestic Sales	848	850	(0.3)	3,342	3,385	(1.3)
Exports	725	663	9.3	2,816	2,827	(0.4)
Foreign Subsidiaries	1,439	1,426	0.9	6,010	5,837	3.0
EBIT	231	91	153.2	1,020	911	12.1
EBITDA	411	285	44.2	1,728	1,631	5.9

EBIT Margin	7.7%	3.1%	4.6 pp	8.4%	8.4%	0 pp
EBITDA Margin	13.6%	9.7%	3.9 pp	14.2%	14.2%	0 pp

Nominal Dollars
Consolidated Net sales	267	265	0.9	1,089	1,098	(0.8)
Domestic Sales	75	78	(4.2)	302	320	(5.8)
Export Sales	64	62	3.7	255	272	(6.3)
Foreign Subsidiaries	128	125	2.8	532	506	5.2
EBIT	21	8	166.5	91	82	11.2
EBITDA	37	26	42.5	155	150	3.1

EBIT Margin	7.7%	2.9%	4.8 pp	8.4%	7.6%	0.8 pp
EBITDA Margin	13.6%	9.7%	3.9 pp	14.2%	13.5%	0.7 pp

Volumes
Flat Glass (Thousands of Metric Tons)	171.7	164.5	4.4	640.7	666.9	(3.9)
Fiber Glass (Thousands of Metric Tons)	9.8	8.7	12.3	37.1	35.1	5.5

Capacity utilization
Flat Glass furnaces(1)(2)	94%	106%	-12 pp	93%	104%	-11 pp
Flat Glass auto segment	78%	87%	-9 pp	77%	90%	-13 pp
Fiber Glass Insulation	98%	87%	11 pp	91%	78%	13 pp
Fiber Glass Composites	93%	85%	8.7 pp	93%	92%	1.1 pp

(1) 2003 considers the refurbishment of one float, which represents approximately 39% of total capacity, during 2Q'03
(2) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

EBIT and EBITDA

EBIT and EBITDA for the fourth quarter of 2003 increased YoY by 166.5 percent to US$21 million and 42.5 percent to US$37 million respectively. This mainly reflected a non-recurrent US$9 million charge in the fourth quarter of 2002 from inventory write–offs. Excluding this effect, EBIT and EBITDA for the period would have increased YoY by 22.2 and 3.8 percent, respectively. Increased efficiencies at the float and auto production facilities as well as lower distribution expenses contributed to the improvement in results for the quarter.

On an accumulated basis, EBIT and EBITDA increased by 11.2 percent and 3.1 percent, respectively, to US$91 million and US$155 million. During 2003, and in line with Vitro’s commitment to cost cutting and product mix realignment, Flat Glass focused on increasing efficiencies at its facilities by automating certain processes, and by reducing expenses especially within the sales and distribution lines.

Glass Containers

(41 percent of Consolidated Sales)

Sales

During the fourth quarter, consolidated sales at Glass Containers decreased YoY by 7.1 percent to US$224 million, mainly the result of weak sales to one of the Company’s main customers, as a consequence of lower than expected demand from its markets on an historical basis. For the year, sales decreased by 8.7 percent to US$891 million, from US$977 million in 2002, a record year for Glass Container’s sales. Results for 2002 also include US$9 million in sales from Ampolletas, a non-core business divested during 2Q02. Excluding Ampolletas, sales for 2003 would have declined by 7.6 percent.

In 2003, weather and general economic conditions negatively impacted the business unit’s main products, particularly beer bottle shipments, which fell YoY by 55.6 percent, in peso terms. However, domestic sales of non-returnable beverages, a high profitable market, increased YoY by 22.6 percent in peso terms and sales of new value added products increased from 12 percent as a percentage of sales in 2002, to 18 percent in 2003, reflecting the Company’s successful focus on niche value-added products.

Even in this difficult environment, exports for the year, primarily to the United States, posted record sales levels and profits, increasing by 5.2 percent. This was mainly the result of the Company’s focus on value added niche products like specialty colors, labels, molds, its continuous commitment to ware classes of high-value, and future potential in glass such as wine, liquor and cosmetics.

Sales from Glass Container’s foreign subsidiaries dropped YoY by 13.6 percent or US$17 million, as a result of lower shipments of generic food containers within their domestic market and wine & liquor bottles to other export markets.

Table 8
Glass Containers
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Consolidated Net sales	2,522	2,638	(4.4)	9,928	10,536	(5.8)
Net Sales
Domestic Sales	1,612	1,669	(3.4)	5,941	6,426	(7.5)
Exports	600	606	(1.0)	2,795	2,707	3.2
Foreign Subsidiaries	304	363	(16.0)	1,187	1,403	(15.4)
EBIT	145	249	(42.0)	783	1,251	(37.5)
EBITDA	492	494	(0.3)	1,840	2,261	(18.6)

EBIT Margin	5.7%	9.5%	-3.8 pp	7.9%	11.9%	-4 pp
EBITDA Margin	19.5%	18.7%	0.9 pp	18.5%	21.5%	-3 pp

Nominal Dollars
Consolidated Net sales	224	241	(7.1)	891	977	(8.7)
Domestic Sales	143	156	(8.5)	538	619	(13.1)
Export Sales	53	53	0.7	248	236	5.2
Foreign Subsidiaries	27	32	(14.5)	105	122	(13.6)
EBIT	13	23	(43.6)	70	117	(40.1)
EBITDA	44	46	(4.2)	166	214	(22.5)

EBIT Margin	5.8%	9.5%	-3.7 pp	7.9%	12.0%	-4.1 pp
EBITDA Margin	19.5%	18.9%	.6 pp	18.6%	21.9%	-3.3 pp

Glass Containers
Domestic (Millions of Units)	919	1,046	(12.2)	3,626	4,115	(11.9)
Exports (Millions of Units)	261	262	(0.3)	1,136	1,145	(0.8)
Total	1,179	1,307	(9.8)	4,762	5,260	(9.5)

Capacity utilization (furnaces)	75%	90%	(16.7)	77%	93%	(17.2)
Capacity utilization (production lines)	82%	90%	(8.9)	83%	91%	(8.8)

Soda Ash (Thousands Tons)	143.1	140.0	2.2	549.1	543.7	1.0
Capacity utilization	100%	99%	1.1	97%	96%	0.8

Aluminium Cans (Million of Units)	313.3	260.1	20.5	1,065.1	978.0	8.9
Capacity utilization	75%	69%	8.2	71%	66%	6.3

EBIT and EBITDA

EBIT and EBITDA at Glass containers for the fourth quarter of 2003 were down YoY by 43.6 and 4.2 percent to US$13 million and US$44 million, respectively. The steep decline in EBIT was due to a reduction in the average useful life of the containers forming machines used at our production lines in order to upgrade them to continue improving productivity and reduce maintenance expenses. This is consistent with industry practices and provides competitiveness to the business unit. It has no impact on EBITDA results.

Despite the difficult comparisons between 2002 and 2003, fourth quarter results demonstrate an improving trend in margins, with EBITDA margins increasing YoY by 60 basis points.

For the year, EBIT and EBITDA declined YoY by 40.1 percent and 22.5 percent, to US$70 million and US$166 million respectively. The decrease in EBITDA for the year was mainly due to lower sales across our business lines, mainly in the beer segment, which covers most of the operation’s fixed costs. As a result, wages and salaries, energy, maintenance costs and depreciation, increased as a percentage of sales. During the year, inventories were reduced by US$15 million, which affected capacity utilization levels and the EBITDA comparison YoY.

Glassware

(10 percent of Consolidated Sales)

Sales

Consolidated sales at the Glassware business unit were down YoY for the fourth quarter by 10.7 percent, to US$58 million. For the year, sales declined by 8.0 percent to US$236 million.
Results mainly reflect the divestiture in September of 2003 of Envases Cuautitlán (ECSA), one of our plastic business units. Excluding ECSA, Glassware sales would have decreased by only 5 percent for the fourth quarter and by 7 percent for the year. This decline reflected weak credit conditions in the wholesaler segment which offset an improved consumer demand, especially to the export markets. In addition, sales to the industrial segment during 4Q02 were unusually high as the candleholder segment made advanced purchases in prevention of an announced increase in prices.
The business unit continues to focus on aligning its supply chain system to increase capacity utilization and achieve further market entrenchment. During 2003, the Company introduced 97 new products, which represented 30 percent of sales, up from 16 percent for 2002. This strategy resulted in YoY increases in sales for 2003 of 11 percent in the retail segment, 22 percent to the direct segment, and 10 percent to the promotional segment.

Table 9
Glassware
(Millions)
			YoY%			YoY%
	4Q'03	4Q'02	Change	2003	2002	Change

Constant Pesos
Consolidated Net sales	657	706	(7.0)	2,612	2,719	(3.9)
Net Sales
Domestic Sales	439	514	(14.7)	1,753	1,873	(6.4)
Exports	219	192	13.8	859	845	1.6
EBIT	78	62	25.9	187	275	(32.2)
EBITDA	149	135	10.5	474	564	(16.0)

EBIT Margin	11.9%	8.8%	3.1 pp	7.2%	10.1%	-2.9 pp
EBITDA Margin	22.6%	19.1%	3.5 pp	18.1%	20.7%	-2.6 pp

Nominal Dollars
Consolidated Net sales	58	65	(10.7)	236	256	(8.0)
Domestic Sales	39	48	(18.1)	158	178	(11.1)
Export Sales	19	18	8.9	78	78	(1.1)
EBIT	7	6	23.0	17	26	(34.3)
EBITDA	13	12	6.3	43	53	(19.8)

EBIT Margin	11.9%	8.6%	3.3 pp	7.1%	10.0%	-2.9 pp
EBITDA Margin	22.6%	19.0%	3.6 pp	18.1%	20.8%	-2.7 pp

Sales mix glassware products (Volume terms)
Retail	32.2%	23.7%	8.5 pp	35.3%	31.4%	3.9 pp
Wholesaler	22.2%	27.5%	-5.3 pp	25.3%	24.2%	1.1 pp
Industrial	40.9%	45.1%	-4.2 pp	34.6%	39.6%	-5 pp
OEM	4.7%	3.7%	1 pp	4.9%	4.8%	0.1 pp

Capacity utilization (furnaces)	77%	80%	-3 pp	77%	80%	-3 pp
Capacity utilization (production lines)	77%	64%	12.8 pp	70%	73%	-2.5 pp

EBIT and EBITDA

EBIT and EBITDA for the fourth quarter of 2003 increased YoY by 23.0 percent and 6.3 percent respectively, to US$7 million and US$13 million despite ECSA’s divestiture, due to increased capacity utilization and a better sales mix.

The YoY increase in the forth quarter’s EBIT and EBITDA also reflects cost cutting measures, as well as the simplification of manufacturing processes, which have increased efficiencies and improved speeds, while offering color production flexibility with minimum machine and furnace downtime. As a result, a variety of new value-added molds have been introduced to the market at record speeds, improving the business unit’s bottom line.

For the year, EBIT and EBITDA decreased YoY 34.3 percent and 19.8 percent respectively, to US$17 million and US$43 million. The improving trend in the second half of the year was not enough to offset poor results during the first half of the year. Also, the decrease in inventories during 1Q03, affected capacity utilization, thus decreasing fixed cost absorption during such period.

EBITDA Reconciliation

EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of funds available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income to measure our operating performance or to resources generated by continuing operations as a measure of our liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.
The following table sets forth, for the periods indicated, the reconciliation of EBITDA to resources generated from continuing operations of each of our business units.

Table 10
EBITDA Reconciliation
(Millions of Constant Pesos)

	4Q'03	4Q'02	2003	2002
Flat Glass:
EBITDA	411	285	1,728	1,631
Other expense net of witte-off of assets	(61)	18	(81)	(18)
Income and assets tax and workers' profit sharing, net of deferred taxes	183	1	(66)	(255)
Amortization of cost of debt issue	3	-	11	-
Gain (loss) from sale of subsidiaries	-	-	-	-
Total Financing Cost	(110)	(147)	(536)	(677)
Changes in working capital	(88)	192	(360)	(17)
Resources generated from operations	338	349	695	665

Glass Containers:
EBITDA	492	494	1,840	2,261
Other expense net of witte-off of assets	(13)	(22)	4	(1)
Income and assets tax and workers' profit sharing, net of deferred taxes	(22)	(24)	(139)	(127)
Amortization of cost of debt issue	3	3	14	18
Gain (loss) from sale of subsidiaries	-	-	-	-
Total Financing Cost	(203)	(167)	(846)	(1,132)
Changes in working capital	234	(102)	2	(817)
Resources generated from operations	491	182	875	202

Glassware
EBITDA	149	135	474	564
Other expense net of witte-off of assets	(9)	(19)	(18)	(31)
Income and assets tax and workers' profit sharing, net of deferred taxes	13	(10)	(22)	(37)
Amortization of cost of debt issue	-	-	1	1
Gain (loss) from sale of subsidiaries	-	-	-	-
Total Financing Cost	(26)	(28)	(119)	(171)
Changes in working capital	(35)	(151)	(22)	(262)
Resources generated from operations	92	(73)	293	64

Corporate and other eliminations:
EBITDA	37	(62)	11	(148)
Other expense net of witte-off of assets	(6)	66	70	39
Income and assets tax and workers' profit sharing, net of deferred taxes	(17)	(56)	12	(22)
Amortization of cost of debt issue	10	5	38	34
Gain (loss) from sale of subsidiaries	-	-	(35)	(68)
Total Financing Cost	(162)	6	(495)	(373)
Changes in working capital	(54)	84	(105)	89
Resources generated from operations	(193)	43	(504)	(449)

Consolidated Results:
EBITDA	1,089	852	4,052	4,308
Other expense net of witte-off of assets	(89)	43	(25)	(11)
Income and assets tax and workers' profit sharing, net of deferred taxes	157	(89)	(215)	(441)
Amortization of cost of debt issue	16	8	64	53
Gain (loss) from sale of subsidiaries	-	-	(35)	(68)
Total Financing Cost	(501)	(336)	(1,996)	(2,353)
Changes in working capital	56	24	(485)	(1,007)
Resources generated from operations	728	501	1,360	481

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 (IN MILLIONS)
	Fourth Quarter						January - December
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.
Consolidated Net Sales	6,263	6,320	(0.9)	556	574	(3.2)	24,954	25,426	(1.9)	2,238	2,343	(4.5)
Cost of Sales	4,513	4,659	(3.1)	401	424	(5.6)	18,047	18,110	(0.3)	1,620	1,673	(3.2)
Gross Income	1,750	1,661	5.4	155	150	3.6	6,907	7,316	(5.6)	618	670	(7.7)
SG&A Expenses	1,297	1,372	(5.4)	115	124	(7.3)	5,059	5,199	(2.7)	453	475	(4.7)
Operating Income	453	290	56.5	40	26	56.3	1,847	2,117	(12.8)	165	194	(15.0)

Interest Expense	579	524	10.5	51	49	5.3	1,973	1,701	16.0	178	162	9.9
Interest Income	47	96	(51.2)	4	9	(52.5)	188	144	30.1	17	13	28.8
Exchange Loss (Gain)	198	214	(7.6)	18	20	(10.6)	781	1,605	(51.4)	67	152	(55.5)
Gain from Monet. Position	228	306	(25.4)	20	29	(29.7)	570	809	(29.6)	51	78	(34.1)
Total Financing Cost	501	336	49.2	45	31	43.7	1,996	2,353	(15.2)	178	223	(20.3)
Other Income	(109)	(80)	(35.0)	(10)	(7)	(29.5)	(150)	(433)	65.4	(14)	(43)	68.5
Share in Net Income of Non-Consol. Assoc. Companies	-	-		-	-		(0)	(0)	4.9	(0)	(0)	16.1
Inc. (loss) bef. Tax & PSW	(157)	(127)	(23.5)	(14)	(13)	(10.1)	(298)	(669)	55.4	(26)	(72)	63.7
Income Tax and PSW	(24)	11	--	(2)	1	--	85	(436)	--	9	(44)	--
Net Inc. (loss) Cont. Opns.	(133)	(138)	3.4	(12)	(13)	9.4	(384)	(233)	(65.0)	(35)	(27)	(28.2)
Income (loss)of Discont. Oper.	-	75		-	7		-	359	--	-	35	--
Net Income (Loss)	(133)	(63)	(111.7)	(12)	(6)	(87.0)	(384)	127	--	(35)	7	--
Net Income (loss) of Maj. Int.	(175)	(110)	(58.8)	(16)	(11)	(46.6)	(569)	(20)	--	(51)	(5)	(894.9)
Net Income (loss) of Min. Int.	42	48	(11.0)	4	4	(14.7)	186	146	26.9	16	13	30.5

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 (IN MILLIONS)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2003	2002	% Var.	2003	2002	% Var.	FINANCIAL INDICATORS	4Q'03	4Q'02
Cash & Cash Equivalents	1,413	2,367	(40.3)	126	214	(41.2)	Debt/EBITDA (LTM, times)	3.9	3.7
Trade Receivables	2,218	2,170	2.2	197	196	0.7	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.3	2.8
Inventories	3,924	4,044	(3.0)	349	365	(4.3)	Debt / Firm Value (times)	0.6	0.6
Other Current Assets	1,331	1,101	20.9	118	99	19.4	Debt/Equity (times)	1.8	1.7
Total Current Assets	8,886	9,683	(8.2)	791	874	(9.5)	Curr. Assets/Curr. Liab. (times)	1.0	1.0
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	19,329	19,349	(0.1)	1,720	1,771	(2.9)	EPS (Ps$) *	(0.58)	(0.37)
Deferred Assets	1,876	1,929	(2.8)	167	174	(3.9)	EPADR (US$) *	(0.16)	(0.11)
Other Long-Term Assets	791	618	28.0	70	56	24.6
Total Assets	30,881	31,579	(2.2)	2,748	2,875	(4.4)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	4,499	4,996	(10.0)	400	458	(12.5)
Trade Payables	2,181	2,414	(9.6)	194	220	(11.7)	# Average Shares Outstaning
Other Current Liabilities	2,261	2,124	6.5	201	192	5.0	(thousands)	300,647	300,647
Total Curr. Liab.	8,941	9,534	(6.2)	796	869	(8.5)
Long-Term Debt	11,340	10,840	4.6	1,009	997	1.2
Other LT Liabilities	1,950	2,028	(3.8)	174	185	(6.1)
Total Liabilities	22,232	22,402	(0.8)	1,978	2,052	(3.6)

Majority interest	5,775	6,340	(8.9)	514	570	(9.8)
Minority Interest	2,875	2,837	1.3	256	254	0.9
Total Shar. Equity	8,650	9,177	(5.7)	770	824	(6.5)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF DECEMBER 31, 2003 (IN MILLIONS)

	Fourth Quarter						January - December
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%
FLAT GLASS
Net Sales	3,060	2,956	3.5%	272	267	1.9%	12,316	12,160	1.3%	1,102	1,109	-0.6%
Interd. Sales	48	16	194.8%	4	2	179.7%	147	112	31.5%	13	11	22.9%
Con. N. Sales	3,012	2,940	2.5%	267	265	0.9%	12,169	12,048	1.0%	1,089	1,098	-0.8%
Expts.	725	663	9.3%	64	62	3.7%	2,816	2,827	-0.4%	255	272	-6.3%
EBIT	231	91	153.2%	21	8	166.5%	1,020	911	12.1%	91	82	11.2%
Margin (1)	7.7%	3.1%		7.7%	2.9%		8.4%	7.6%		8.4%	7.5%
EBITDA	411	285	44.2%	37	26	42.5%	1,728	1,631	5.9%	155	150	3.1%
Margin (1)	13.6%	9.7%		13.6%	9.7%		14.2%	13.5%		14.2%	13.7%

Flat Glass Volumes (Thousand Tons)
Const + Auto				172	165	4.4%				641	667	-3.9%
Fiberglass (Thousand Tons)				9.8	8.7	12.3%				37.1	35.1	5.5%

GLASS CONTAINERS
Net Sales	2,556	2,663	-4.0%	227	243	-6.7%	10,033	10,608	-5.4%	901	983	-8.4%
Interd. Sales	34	25	37.0%	3	2	33.0%	105	73	44.3%	9	7	39.0%
Con. N. Sales	2,522	2,638	-4.4%	224	241	-7.1%	9,928	10,536	-5.8%	891	977	-8.7%
Expts.	600	606	-1.0%	53	53	0.7%	2,795	2,707	3.2%	248	236	5.2%
EBIT	145	249	-42.0%	13	23	-43.6%	783	1,251	-37.5%	70	117	-40.1%
Margin (1)	5.7%	9.5%		5.8%	9.5%		7.9%	11.9%		7.9%	12.0%
EBITDA	492	494	-0.3%	44	46	-4.2%	1,840	2,261	-18.6%	166	214	-22.5%
Margin (1)	19.5%	18.7%		19.5%	18.9%		18.5%	21.5%		18.6%	21.9%

Glass containers volumes (MM Pieces)
Domestic				919	1,046	-12.2%				3,626	4,115	-11.9%
Exports				261	262	-0.3%				1,136	1,145	-0.8%
Total:Dom.+Exp.				1,179	1,307	-9.8%				4,762	5,260	-9.5%

Soda Ash (Thousand Tons)				134	137	-2.1%				406	404	0.6%
Aluminum Cans (MM Pieces)				268	250	7.2%				752	718	4.7%

GLASSWARE
Net Sales	665	713	-6.7%	59	66	-10.5%	2,632	2,749	-4.3%	237	259	-8.4%
Interd. Sales	8	6	29.0%	1	1	22.8%	19	31	-36.5%	2	3	-41.4%
Con. N. Sales	657	706	-7.0%	58	65	-10.7%	2,612	2,719	-3.9%	236	256	-8.0%
Expts.	219	192	13.8%	19	18	8.9%	859	845	1.6%	78	78	-1.1%
EBIT	78	62	25.9%	7	6	23.0%	187	275	-32.2%	17	26	-34.3%
Margin (1)	11.9%	8.8%		11.9%	8.6%		7.2%	10.1%		7.1%	10.0%
EBITDA	149	135	10.5%	13	12	6.3%	474	564	-16.0%	43	53	-19.8%
Margin (1)	22.6%	19.1%		22.6%	19.0%		18.1%	20.7%		18.1%	20.8%

GLASSWARE (Sales Mix %)
Retail				32.2%	23.7%					35.3%	31.4%
Wholesale				22.2%	27.5%					25.3%	24.2%
Industrial				40.9%	45.1%					34.6%	39.6%
OEM				4.7%	3.7%					4.9%	4.8%

CONSOLIDATED (2)
Net Sales	6,416	6,394	0.4%	569	581	-2.0%	25,471	25,764	-1.1%	2,282	2,371	-3.8%
Interd. Sales	153	74	106.8%	14	7	97.8%	517	338	52.8%	44	29	51.7%
Con. N. Sales	6,263	6,320	-0.9%	556	574	-3.2%	24,954	25,426	-1.9%	2,238	2,343	-4.5%
Expts.	1,544	1,461	5.7%	137	133	3.2%	6,470	6,379	1.4%	580	586	-1.0%
EBIT	453	290	56.5%	40	26	57.0%	1,847	2,117	-12.8%	165	194	-14.9%
Margin (1)	7.2%	4.6%		7.3%	4.5%		7.4%	8.3%		7.4%	8.3%
EBITDA	1,089	852	27.8%	97	78	24.1%	4,052	4,308	-5.9%	364	403	-9.7%
Margin (1)	17.4%	13.5%		17.4%	13.5%		16.2%	16.9%		16.3%	17.2%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.